Exhibit 99.19

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
YEAR ENDED MAY 31, 2009

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the year ended May 31, 2009 (“2009”) and its financial position as at May 31, 2009. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2009. Selected information is also presented for the three-month period ended May 31, 2009 (“fourth quarter 2009”)

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 17 to the audited annual consolidated financial statements for 2009.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

The comparative reporting periods are the three months ended May 31, 2008 (“fourth quarter 2008”), the year ended May 31, 2008 (“2008”) and the year ended May 31, 2007 (“2007”).

This MD&A was prepared on August 26, 2009.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Economic Situation and Company Response

The Company is taking firm measures in response to the global financial and commodity price crisis. Management is strongly committed to ensuring that the Company survives the current market turmoil and is implementing a strategy to ensure this goal. The Company reduced expenditures to a minimum during 2009 through significant cost reductions at all its operations and the corporate head office.

However, current market conditions and the difficulty of obtaining financing during the current economic downturn substantially increases concerns regarding the ability of the Company to raise additional capital and to continue as a going concern.

The realization of shareholder value will continue to be the Company’s key objective, and continuing advancement of the Company’s projects will be fundamental to this objective. Although the current cash position of the Company is sufficient to cover corporate activities and minor operational activities, including the maintenance of royalty, option and other property commitments, the Company is actively seeking to raise additional funding to achieve its goal of advancing its exploration and development activities at its properties of merit.

The Company had available to it at May 31, 2009 $514,086 (May 31, 2008: $1,096,266) in cash and short-term investments and does not earn any revenue from any of its properties. Such circumstances, in addition to uncertainty relating to the Company’s ability to obtain the necessary funding to complete exploration and development work, lend substantial doubt as to the ability of the Company to achieve future profitable production and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, exploration and development requirements and eventually to generate positive cash flows, either from operations or sale of properties.

Properties and Projects

The Company did not engage in any substantial level of exploration activity during the 2009 and during the second half of 2009 wrote off mineral properties considered to have a low likelihood of commercial success, for a total write-off incurred during 2009 of $7,460,454 (2008: $528,376; 2007: $Nil). These facts substantially distort comparisons with previous financial reporting periods.

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

The cumulative exploration costs and acquisition costs originally capitalized for these properties were written off at year-end, as the Company no longer considered it feasible to continue incurring the property payments required to maintain its interest. The total write-off incurred during 2009 was $5,903,342 (2008: $Nil; 2007: $Nil).

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

Grandview has also acquired a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”).

Exploration costs of $166,822 were incurred 2009 on the Red Lake Properties (2008: $1,744,811: 2007: $456,357). Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2009 were $3,442,793.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

As the exploration results from the Manitoba properties have been largely disappointing and as management considers the likelihood of future profitable development or production to be low, the Company decided to write off during the 2009 the total accumulated capitalized exploration expenditures incurred to date of $1,557,112 (2008: $Nil; 2007: $Nil) associated with these properties.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). The Company allowed its option to lapse on this property during 2008, due to poor drill results.

Private Placements

On December 5, 2008, the Company closed a brokered private placement with Sandfire Securities Inc. This offering resulted in the issuance of 8,333,333 flow-through common shares to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666.

In connection with this offering, Grandview paid a cash fee of 8% of the gross proceeds raised under the offering and also issued broker options to acquire 666,666 common shares at a price of $0.05 per common share for a period of 24 months after closing.

The securities issued pursuant to this offering were subject to a four (4) month statutory hold period commencing from the date of issuance.

Results of Operations

Fourth quarter 2009

Grandview incurred a net loss of $6,063,504 for the fourth quarter 2009, compared with $870,408 for the fourth quarter 2008. The increase in net loss for the fourth quarter 2009 compared with the corresponding period last year is predominantly attributable to the write-off of the Company’s Pony Creek / Elliot Dome property recorded during the fourth quarter 2009 of $5,679,340 (fourth quarter 2008: $Nil).

Cash flows used in operating activities for the fourth quarter 2009 of $70,034 compares with $244,135 for the fourth quarter 2008, reflecting reduced operational and corporate activities during the fourth quarter 2009.

Year ended May 31, 2009

Grandview incurred a net loss of $7,887,918 during 2009, compared with $3,005,834 for 2008 and $2,239,170 for 2007. The increased net loss for the 2009 compared to the previous years is attributable to $7,460,454 in write-off of mineral properties incurred during 2009 (2008: $528,376; 2007: $Nil). The increased loss was partially offset by lower stock-based compensation expense recorded during 2009 of $Nil (2008: $1,322,125; 2007: $1,358,687). Other categories of expenses were consistently lower during 2009 compared with previous reporting periods, attributable to low levels of corporate and operational activity during 2009, as well as efforts by the Company to curtail expenditures.

Cash flows used in operating activities for 2009 of $349,009 compares with $1,560,453 for 2008 and $1,668,606 for 2007. The reduction in cash flows used in operating activities is due to a significant reduction in exploration and development activities overall.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May. 31,	Feb. 28,	Nov. 30,	Aug. 31,
	2009	2009	2008	2008
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	74,970	243,077	98,801	138,952
Net loss	(6,063,504)	(1,589,709)	(96,316)	(138,389)
Net loss per share	(0.16)	(0.04)	(0.00)	(0.00)
Cash flows used in operating activities	(70,034)	(112,647)	(125,485)	(40,843)
Cash and cash equivalents & short-term investments, end of period	514,086	694,958	479,071	735,523
Assets	3,999,201	10,094,150	11,369,813	11,645,288

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
	2008	2008	2007	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	425,903	264,491	1,731,395	375,811
Net income (loss)	(870,408)	(34,115)	(1,711,526)	(389,785)
Net income (loss) per share	(0.03)	(0.00)	(0.05)	(0.01)

Cash flows used in operating activities	(244,135)	(99,957)	(956,614)	(259,747)
Cash and cash equivalents & short-term investments, end of period	1,096,266	1,927,043	1,146,482	2,965,747
Assets	11,673,136	12,383,498	11,312,038	12,064,680

Liquidity and Capital Resources

Grandview’s working capital on May 31, 2009 was $469,609, compared with $1,258,570 on May 31, 2008. The cash balance on May 31, 2009, was $106,593 and short-terms investments were $407,493, compared with a cash balance of $84,856 and short-term investments of $1,011,410 on May 31, 2008.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses. Other than the brokered private placement completed on December 5, 2008 for gross proceeds of $416,666, the Company procured no other sources of funding during 2009.

During the 2009 the Company issued 30,000 shares to EMCO related to its option to acquire a 60 percent interest in 10 unpatented and 2 patented claims for the Sanshaw-Bonanza gold property and issued 8,333,333 flow-through common shares as part of the MineralFields private placement.

6,307,645 warrants expired during the 2009 and the Company also issued broker warrants to acquire 666,666 common shares as part of the MineralFields private placement.

175,000 stock options were cancelled during 2009.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of May 31, 2009, the Company had outstanding 44,652,098 common shares, 6,720,146 warrants and 4,400,000 stock options.

As of August 26, 2009, the Company had outstanding 44,652,098 common shares, 1,676,026 warrants and 7,750,000 stock options.

RELATED PARTY TRANSACTIONS

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For 2009, payments of $Nil (2008: $Nil, 2007: $5,000) were included in management services expense. Management services expense also includes $Nil (2008: $Nil, 2007: $6,422) in travel expenses paid to the former President and his company.

During 2009, $35,000 (2008: $66,000, 2007: $71,750) was paid to the former interim CEO and current Chairman of the Company for consulting services.

During 2009, $150,010 (2008: $150,000, 2007: $91,000) were paid to the President and CEO of the Company for consulting services. Included in this amount was $62,250 (2008: $150,000, 2007: $Nil) capitalized to mining interests. Also, $14,000 (2008: $24,000, 2007: $14,000) in car and office allowances and $607 (2008: $1,765, 2007: $13,822) were paid.

During 2009, $Nil (2008: $Nil, 2007: $70,000) was paid to a company for consulting services. This company is related to the company because a director of the company is affiliated with this company.

During 2009, $51,794 (2008: $76,974, 2007: $21,000) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

SUBSEQUENT EVENT

On July 15, 2009, the Company, through a subsidiary, reported the signing of a binding Memorandum of Understanding (the “Memorandum”) with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Property”). The Option provides the Company with a right to earn an 80% interest in the Property by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum. The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2009 of $14,332, compared with $13,090 as at May 31, 2008.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Significant Accounting Policies

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17 to the audited consolidated financial statements for 2009.

Basis of consolidation

The audited consolidated financial statements for 2009 include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiary, Grandview Gold (USA) Inc. ("Grandview USA"). All significant intercompany transactions and accounts are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance of future tax asset, the calculation of stock-based compensation expense and warrants. Actual results may differ significantly from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks with original maturities of three months or less and which are readily convertible into cash.

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase and are classified as "held-for-trading" and have been recorded at fair value.

Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Changes in Accounting Policies including Initial Adoption

Accounting Changes

Section 1506, of the CICA handbook "Accounting Changes" prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments - recognition and measurement

All financial instruments are classified into one of the following five categories: held-for-trading, held-to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations. The Company has made the following classifications:

Cash and cash equivalents:	Held-for-trading
Short term investments:	Held-for-trading
GST and sundry receivable:	Loans and receivable
Due from a related party:	Loans and receivable
Accounts payable and accrued liabilities:	Other financial liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading and transaction costs, other than impairment losses, are included in other comprehensive income until the asset is removed from balance sheet for financial instruments classified as available-for-sale. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee ("EIC") of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: "Capital Disclosures" (Handbook Section 1535), "Financial Instruments – Disclosures" (Handbook Section 3862), and "Financial Instruments – Presentation" (Handbook Section 3863). These new standards became effective for the Company on June 1,2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to the 2009 annual consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these consolidated financial statements.

Section 1400, general standard of financial statement presentation

This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company's disclosure reflects such assessment.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company’s consolidated financial statements.

Mining exploration costs

On March 27, 2009, the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended May 31, 2009 and there was no significant impact on its consolidated financial statements as a result of applying this abstract.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the effectiveness of the Company's internal controls over financial reporting as of May 31, 2009, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of May 31, 2009, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during 2009 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards ("IFRS") by accounting standard setting bodies and securities regulators in Canada.

Due to resource constraints the Company has not performed any additional assessment work related to its IFRS conversion project during 2009. The Company must still establish a team that will focus its efforts on this initiative. The Company’s search for additional staff for this project is on-going and more IFRS training will be needed for all levels of management. Despite these limitations in personnel, management has made an initial internal assessment of the accounting standards that will be impacted by the transition to IFRS.

The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, and continue its assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

OUTLOOK

During this recent quarter the company focused efforts on exploration efforts in Ontario and maintaining its land position in good standing. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario.

In light of the current market conditions, the Company has made difficult, but prudent decisions to reduce costs were appropriate to maintain as streamlined a cost structure as possible.

Exploration programs in the Red Lake area will be deferred until the second half of 2009 in order to take advantage of further ground work prior to drilling the NS Zone at the Dixie Lake property to follow-up on gold bearing intercepts from previous drilling programs.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.